Exhibit 99.3

(a joint stock limited company incorporated in the people’s Republic of china with limited liability)

(Stock Code: 1055)

Attachment B

The number of H Shares to which this proxy form relates[1]

Form of Proxy for the First Extraordinary General Meeting of 2021

I/We2,                                                                                                                                                                                                                                               ,

residing at                                                                                                                                                                                                                                         ,

being the registered holder of3                                                                                                                                                     ordinary shares of the Company,

HEREBY, APPOINT4,                                                                                                                                                                                                                    ,

residing at

as my/our proxy/proxies to attend on my/our behalf the first extraordinary general meeting of 2021 (the “EGM”) of China Southern Airlines Company Limited (the “Company”) to be held at the No. 3301 Conference Room, 33/F, China Southern Air Building, No. 68 Qixin Road, Baiyun District, Guangzhou, PRC at 9:30 a.m., on Friday, 30 April 2021 and to act and vote on my/our behalf at the EGM in respect of the resolutions listed below, in accordance with my/our instructions below.

Special Resolution		For[5]	Against[5]	Abstain[5]

1.	the amendments to the Articles of Association

Ordinary Resolution		For[5]	Against[5]	Abstain[5]

2.	the allowance standard of the independent non-executive Directors of the 9th session of the Board of the Company

Ordinary Resolutions Voted by Accumulative Voting Method[6]

3.00	the resolution regarding the election of executive Directors of the 9th session of the Board of the Company	Accumulative Voting[6] (Please fill in the number of shares voted)

3.01	the resolution regarding the election of Mr. Ma Xu Lun as an executive Director of the 9th session of the Board of the Company

3.02	the resolution regarding the election of Mr. Han Wen Sheng as an executive Director of the 9th session of the Board of the Company

4.00	the resolution regarding the election of independent non-executive Directors of the 9th session of the Board of the Company	Accumulative Voting[6] (Please fill in the number of shares voted)

4.01	the resolution regarding the election of Mr. Liu Chang Le as an independent non-executive Director of the 9th session of the Board of the Company

4.02	the resolution regarding the election of Mr. Gu Hui Zhong as an independent non-executive Director of the 9th session of the Board of the Company

4.03	the resolution regarding the election of Mr. Guo Wei as an independent non-executive Director of the 9th session of the Board of the Company

4.04	the resolution regarding the election of Mr. Yan Yan as an independent non-executive Director of the 9th session of the Board of the Company

5.00	the resolution regarding the election of shareholder representative Supervisors of the 9th session of the Supervisory Committee of the Company	Accumulative Voting[6] (Please fill in the number of shares voted)

5.01	the resolution regarding the election of Mr. Li Jia Shi as a shareholder representative Supervisor of the 9th session of the Supervisory Committee of the Company

5.02	the resolution regarding the election of Mr. Lin Xiao Chun as a shareholder representative Supervisor of the 9th session of the Supervisory Committee of the Company

Signature(s)[7]:	Date:

Notes:

1.

Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2.	Please insert the name(s) and address(es) (as shown in the register of members) in block capital(s).

3.	Please insert the number of all the shares in the Company registered in your name(s).

4.	If no person is appointed as proxy, the Chairman of the EGM will be deemed to have been appointed by you as your proxy.

5.

For Resolutions no. 1 and no. 2: If you wish to vote for any of the resolutions, please insert a “✓” in the box marked “FOR” or if you wish to vote against any of the resolutions, please insert a “✓” in the box marked “AGAINST”; or if you wish to abstain from voting for or against the resolution, please insert a “✓” in the box marked “ABSTAIN”. If no indication is given, then your proxy/proxies may vote in such manner as he/she/they think(s) fit. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the EGM other than those referred to in the notice convening the EGM. The shares abstained will be counted in the calculation of required majority.

6.

For Resolutions no. 3.00, no. 4.00 and no. 5.00: Accumulative voting will be used in carrying out the voting and the counting of voting results in respect of Resolutions no. 3.00, no. 4.00 and no. 5.00.

In “accumulative voting”, for every share held by a shareholder who participates in the voting, the shareholder will have the same number of voting rights which equals the number of directors/supervisors to be elected. Such shareholder may cast all his/her votes on one single candidate or different candidates separately.

No ballot will be cast under “For”, “Against” or “Abstain” in accumulative voting. Where the votes cast for a certain candidate of director or supervisor of the Company are more than half of the total number of shares held by all shareholders attending the EGM (before accumulation), such candidate shall be elected as a director or supervisor of the Company.

Please fill in the blanks entitled “Accumulative Voting” under Resolutions no. 3.00, no. 4.00 and no. 5.00 in accordance with the following instructions:

(1)

For every share held by you, you will have the same number of voting rights which equals the number of directors or supervisors of the Company to be elected in each resolution. For instance, if you are holding 1 million shares of the Company, (a) the total number of votes which you will have in respect of Resolution no. 3.00 is 2 million (i.e. 1 million shares x 2 = 2 million voting shares); (b) the total number of votes which you will have in respect of Resolution no. 4.00 is 4 million (i.e. 1 million shares x 4 = 4 million voting shares); and (c) the total number of votes which you will have in respect of Resolution no. 5.00 is 2 million (i.e. 1 million shares x 2 =2 million voting shares).

(2)

You may cast all your votes on one candidate or cast any portion of your votes on different candidates in any combination. Please fill in the number of votes you wish to cast for certain candidate(s) in the “Accumulative Voting” column. For example, if you are holding 1 million shares, the number of your votes regarding Resolution no. 3.00 is 2 million. You may choose to cast the 2 million votes equally among the two candidates of director; or to cast all your 2 million votes on one candidate of director; or cast 1.5 million votes to candidate A of director and 0.5 million votes to candidate B of director.

(3)

If you mark “✓” and also fill in the number of votes cast in the “Accumulative Voting” column under certain candidate(s), such number of votes filled in shall prevail for the counting of votes; if you mark “✓” without filling in number of votes cast in the “Accumulative Voting” column under certain candidate(s), it shall be deemed that you have cast all your votes to a certain candidate or allocated all your votes to certain candidates equally.

(4)

Where the total number of votes cast by a shareholder for one or several of the candidate(s) of directors is in excess of the number of votes carried by the total number of shares held by him, the votes cast by the shareholder shall be invalid, and the shareholder shall be deemed to have waived his voting rights. Where the total number of votes cast for one or several candidate(s) of directors by a shareholder is less than the number of votes carried by the total number of shares held by such shareholder, the votes cast by the shareholder shall be valid, and the voting rights attached to the shortfall between the votes actually cast and the votes which the shareholder is entitled to cast shall be deemed to have been waived by the shareholder.

7.

This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorised in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organization.

8.

To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong in not less than 24 hours before the time appointed for the holding of the EGM.

9.

A proxy, on behalf of the shareholder, attending EGM shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organization, the proxy shall also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.

10.

This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 8; and the other copy shall be produced upon the EGM by the proxy of the shareholder pursuant to Note 9.

11.	Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned EGM should you so wish.